RENU MANAGEMENT

EXCLUSIVE MANAGEMENT AGREEMENT

Capview Partners, LLC. ("Owner"), hereby employs RENU Property Mgt ("Manager") exclusively to rent, lease, operate and manage real property located at: **locations on Exhibit B** (the "Property"). Owner hereby confers upon the Manager the following duties, authority, and powers:

MANAGER OBLIGATIONS

1. **LEASING:** To advertise the availability for rent of the property or any part thereof and to display "For Rent" signs, install showing lockboxes thereon; to execute leases, renewals or cancellations of leases relating to the property; to terminate tenancies and to sign and serve for the Owner such notices as Manager deems appropriate; to institute legal actions in the name of the Owner, to evict tenants and recover possession of the premises; to recover rents and the sums due; to settle, compromise and release such actions. Owner authorizes Manager, its inspectors, contractors, and other real estate brokers and their associates to access the property to perform inspections, repairs and showings.

2. **RENTS & SECURITY DEPOSITS**: To collect rents and to collect and disburse security and other deposits; to deposit all receipts collected for Owner in a trust account with a qualified banking institution. Manager shall not incur any liability for bankruptcy or failure of the depository. At the end of this agreement, Manager will send the security deposit minus any fees owed to Manager by the tenant to the Owner and also send a letter to the tenant stating that the security deposit and accounting for the security deposit will be the Owner's responsibility. Once Manager complies with the above, the Owner will indemnify Manager from any loss or claim from a tenant for the return of the security deposit. Any interest or income received from the tenant's security deposit will not be paid to the Owner.

3. **MAINTENANCE & REPAIRS**: Owner authorizes Manager to negotiate and make reasonable concessions to the tenant; to supervise and discharge all labor required for the operation and maintenance of the property and to maintain the property in case of vacancies; to dispatch Manager staff and/or hire a contractor to make all necessary repairs per Local Administrative Code and local city ordinances; to make emergency repairs to the property without prior notification and without regard to the expense limitation when Manager determines the repairs are necessary to protect the property or the health and safety of the tenant. Manager agrees to obtain owner's prior authorization for any and each expense item in excess of $300, except monthly or recurring operating charges or emergency repairs. Owner shall replenish such account not later than ten (10) days after written notice and remit to Manager any additional amount due. In no event shall Manager be required to advance any monies for Owner. Notwithstanding anything to the contrary in this agreement, any inspections that are performed by Manager are for latent situations only that may affect the health or safety of the tenants, or that may need upkeep or repair. Manager is not certified as an inspector by any agency and expressly disclaims any warranties as such. Owner agrees to disclose to Manager any potentially dangerous situations or defects of the premises. Repairs are usually performed by internal maintenance technicians or preferred vendors that provided rebates/commissions/discounts/markups to be retained by Manager. Owners are required maintain $300.00 in escrow per unit to ensure funds are immediately available to repair items in a timely manner and will be deducted from the first month's rent.

4. **UTILITIES**: Owner agrees to have all utilities on while the property is vacant during the marketing and leasing period. This includes electricity, gas and water.

5. **DISBURSEMENTS**: To accrue and make disbursements from Owner's funds for: maintenance, repairs, materials, leasing fees, collection fees, eviction fees, late fees, refundable/non-refundable deposits, management fees and to remit monies to Owner or into Owner's other accounts.

6. **PERIODIC STATEMENTS**: To render periodic itemized statements of receipts, expenses, charges and accruals and to remit to Owner receipts less disbursements and accruals for future expenses. In the event disbursements shall exceed receipts, Owner assumes full responsibility for the payment of any expenses and obligations incurred in connection with the exercise of Manager's duties set forth herein.

OWNER OBLIGATIONS

7. **MANAGEMENT FEES**: Owner agrees to pay Manager a fee or fees for services rendered at the rates hereinafter set forth. Owner recognizes that this agreement is not a partnership between the owner and Manager. Owner engages Manager in the relationship of principal and agent; nothing in this Agreement shall be understood as creating a partnership, joint venture or any other relationship between the parties or require Manager to bear any portion of losses arising out of the ownership of operation of the Property. Owner agrees that Manager's services will be performed through one or more authorized agents and any reference to Manager in this Agreement includes such authorized agents. Such compensation is due and payable on demand and may be deducted by the Manager from receipts. Management company fees charged to tenants include NSF check charges, serving fees, application fees, lease renewal fees and collection fees. Monthly Management fee: **See Fee Exhibit A** of gross rents per month. 50/50% of net late fees, If owner chooses to sell a property to a RENU placed tenant, a **4.5%** of gross sales price if tenant purchases property. Leasing Fee per unit: $750 of the first month's gross rent rate for single family homes, condos, duplex and multi-units. **0%** of the leasing fee is due upon signing of this agreement. If the Property becomes vacant after the first year, then the agreed upon re-leasing fee per unit will be due at time of vacancy. A fee of **$250** will be charged for lease renewals.

Scott Landers 8/11/2020 [signature] 8/11/20

Owner Signature Date RENU Property Mgt ("Manager") Date

Owner Signature Date

RENU MANAGEMENT

8. **LIABILITY AND INDEMNIFICATION**: Owner agrees to comply with all obligations, duties, and responsibilities under Local Property Code, fair housing laws, local ordinances applicable to the use, leasing and management and care of the property. Manager is not responsible or liable in any manner for personal injury to any person or for loss or damage to any person's real or personal property resulting from any act or omission not caused by Manager's negligence, including but not limited to injuries or damages caused by: other Brokers or their associates, contractors or appraisers authorized to access the property; acts of vandalism or theft or criminal acts; freezing or leaking pipes; a dangerous condition or environmental condition of the Property; or the Property's non-compliance with any laws or ordinances. Manager is not responsible or liable in any manner for damages to Owner caused by a tenant's breach of a lease. Owner agrees to protect, defend, indemnify, and hold Manager harmless from any damage, costs, attorney fees, and expenses that: are caused by Owner, negligently or otherwise; arise from Owners failure to disclose any material or relevant information about the Property; are caused by Owner giving incorrect information to any person; are related to the management of the Property and are not caused by Manager, negligently or otherwise. If Owner or Manager is a prevailing party in any legal proceeding brought as a result of a dispute under this agreement or any transaction related to or contemplated by this agreement, such party will be entitled to recover from the non-prevailing party, reasonable expenses and attorney fees.

9. **ASSIGNABILITY**: This agreement is expressly assignable to another qualified property Manager at the discretion of Manager.

10. **TERM & TERMINATION**: This agreement supersedes all previous management agreements between the parties, both verbal and written. This agreement will be for a period of one year starting from the execution date and will automatically renew, annually, from the original execution date, unless written notice of termination is received 60 days prior to the annual renewal date. If Owner terminates the agreement effective prior to the annual renewal date for any reason, Owner agrees to pay Manager an early termination fee equal to 3 months management fees or the balance of the management fees for months remaining on the lease term contract, whichever is greater. Termination fees are owed in any reason for termination. If the home is not rented at the time of the early termination, the management fee owed shall be calculated using the target rental rate set by the Owner or price being marketed for the lease for the home. If Owner terminates this agreement during the period in which Manager is processing a qualified tenant to lease the home but before the lease is signed, then Owner agrees the early termination fee shall be calculated as one full month's rent under the terms of the proposed lease amount. If Owner terminates services and then enters into a rental contract with the qualified candidate within 90 days of the early termination of this agreement, then the termination fee will increase to two month's rent. Upon termination, all monies due to owner, if any, will be returned within 30 days, less any early termination fees owed to Manager by Owner. The parties agree the early termination fee is not a penalty but liquidated damages to compensate Manager for the value of the work performed prior to the early termination.

11. **FORECLOSURE**: If foreclosure proceedings of any kind are commenced against Owner or the Property, such proceeding shall constitute a material breach of this Agreement. In the event of such breach, Owner shall immediately pay liquidated damages to Manager in the amount of three (3) months' management fees. Tenant's security deposit will immediately be remitted to the Tenant, less any fees owed to Manager.

12. **SPECIAL SERVICES:** Owner understands that the following services rendered by the Authorized Agent for Owner shall be reimbursed for their time at the agreed upon rate of $50.00 per hour, with a one (1) hour minimum. A full accounting of billable hours shall be provided to the Owner, fees shall be deducted from collected rents received during calendar month of services performed. These services are not covered by the management fee and include but are not limited to:

a. Remediation Consultation Estimate Collection
b. Meeting with City officials, Contractors, Inspectors
c. Architects, Engineers or Financial Institutions
d. Court representations/Hearings
e. Insurance claims/Inspections/Estimates
f. All other services not included in this agreement

13. **Insurance**: Owners will maintain without interruption policies of casualty and liability insurance for the property and at Manager's request, Owners will furnish Manager copies of such policies. The deductible required shall be at Owner's expense. Manager shall be named as an additional interest on all liability insurance maintained on the Property. Notice of default shall be sent to Owner and Manager.

14. **Data and Records**: Owner agrees to make available all data, records and documents pertaining to the property which the Manager may require to properly exercise Manager's duties hereunder.

DocuSigned by:
Scott Landers 8/11/2020
184E049A3593405...

Owner Signature: Date
By: Scott Landers

[signature] 8-11-20

RENU Property Mgt ("Manager") Date
By: Traves W. Bonwell

DocuSign Envelope ID: 0122E69C-6297-42B8-82B0-4778DDFB1986

RENU MANAGEMENT

Management Fee Exhibit A

Management fees will be calcualted on a sliding scale as outlined below and apply to all units in the portfolio.

1-250 Units Leased	8% of Collected Rents.
251-500 Units Leased	7.5%
501-750 Units Leased	7%
751-1000 Units Leased	6.5%
1001- +	6%

DocuSigned by:
Scott Landers 8/11/2020

Owner Signature: Date

By: Scott Landers

8-11-20

RENU Property Mgt ("Manager") Date

By: Traves W. Bonwell

Property List Exhibit B

1.
2.
3.

RENU Will Automatically add assets to this list as an acquisition party. This agreement will not need revised or executed to make additional addresses fall under these terms.

DocuSigned by:
Scott Landers 8/11/2020
1848049A369345E...

Owner Signature: Date
By: Scott Landers

RENU Property Mgt ("Manager") Date
By: Traves W. Bonwell